03015010

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilmarine Corp, dba: PT FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205-B Pointe Way
(No. and Street)

Havre de Grace, (City) Maryland (State) 21078 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Meyer (410) 942-1370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, ABOSCH, WINDESHEIM, GERSHMAN & FREEDMAN, P.A.
(Name – *if individual, state last, first, middle name*)

40 YORK ROAD, (Address) TOWSON, (City) MARYLAND (State) 21204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gilbert Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PT Financial, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Phyllis Fenwick 2/27/03
Notary Public
My commission expires 6/1/06.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KAWG&F

40 York Road, Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Gilmarine Corporation, D/B/A PT Financial

We have audited the accompanying balance sheets of Gilmarine Corporation, D/B/A PT Financial as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilmarine Corporation, D/B/A PT Financial as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KAWG+F, P.A.

February 17, 2003
Baltimore, Maryland

Certified Public Accountants and Consultants

26 South Main Street
Bel Air, Maryland 21014
410-838-5717
FAX 410-893-2579

9881 Broken Land Parkway
Suite 105
Columbia, Maryland 21046
410-290-3288
FAX 410-381-7795

201 St. John Street
Suite 1
Havre de Grace, Maryland 21078
410-939-9520
FAX 410-939-9530

2000 L Street, N.W.
Suite 200
Washington, D.C. 20036
202-289-3700
FAX 202-833-3843

GILMARINE CORPORATION
D/B/A PT FINANCIAL
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 101	$ 386
Due from clearing house	28,172	61,779
Other assets	643	643
TOTAL CURRENT ASSETS	28,916	62,808
FIXED ASSETS		
Computer equipment	37,908	33,287
Less: accumulated depreciation	(30,881)	(26,432)
TOTAL FIXED ASSETS - NET	7,027	6,855
TOTAL ASSETS	$ 35,943	$ 69,663

The Accompanying Notes are an Integral Part of the Financial Statements

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2002	2001
CURRENT LIABILITIES		
Accrued expenses	$ 5,656	$ 6,349
TOTAL LIABILITIES	5,656	6,349

STOCKHOLDER'S EQUITY

	2002	2001
Common stock - $1 par, 1000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	925,839	925,839
Deficit	(896,552)	(863,525)
TOTAL STOCKHOLDER'S EQUITY	30,287	63,314
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,943	$ 69,663

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002		2001	
	Amount	**%**	**Amount**	**%**
REVENUES				
Investment company fees	$ 320,063	100.0	$ 290,283	100.0
OPERATING EXPENSES				
Administrative fee	171,100	53.5	78,100	26.9
Auto expense	9,018	2.8	7,427	2.6
Depreciation	4,448	1.4	5,014	1.7
Insurance	11,036	3.4	7,298	2.5
Investment fees	71,949	22.5	69,040	23.8
Medical expenses	3,142	1.0	9,695	3.3
Office expense	8,249	2.6	11,559	4.0
Other operating expenses	717	0.2	788	0.3
Professional fees	4,523	1.4	7,294	2.5
Registration fees and assessments	1,365	0.4	901	0.3
Rent expense	2,100	0.7	2,010	0.7
Telephone	4,880	1.5	4,223	1.5
Travel and entertainment	15,061	4.7	8,403	2.9
Utilities	2,380	0.7	2,397	0.8
TOTAL OPERATING EXPENSES	309,968	96.8	214,149	73.8
NET INCOME	$ 10,095	3.2	$ 76,134	26.2

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Paid-In Capital	Deficit	Total
BALANCE - December 31, 2000	$ 1,000	$ 925,839	$ (904,969)	$ 21,870
Net income	0	0	76,134	76,134
Distributions	0	0	(34,690)	(34,690)
BALANCE - December 31, 2001	1,000	925,839	(863,525)	63,314
Net income	0	0	10,095	10,095
Distributions	0	0	(43,122)	(43,122)
BALANCE - December 31, 2002	$ 1,000	$ 925,839	$ (896,552)	$ 30,287

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,095	$ 76,134
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,448	5,014
Changes in operating assets and liabilities:		
Due from clearing house	33,607	(50,699)
Accrued expenses	(693)	4,153
Net Cash Provided by Operating Activities	47,457	34,602
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(4,620)	0
Net Cash Provided by (Used in) Investing Activities	(4,620)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(43,122)	(34,690)
Net Cash Used in Financing Activities	(43,122)	(34,690)
NET DECREASE IN CASH	(285)	(88)
CASH AT THE BEGINNING OF THE YEAR	386	474
CASH AT THE END OF THE YEAR	$ 101	$ 386

The Accompanying Notes are an Integral Part of the Financial Statements

GILMARINE CORPORATION
D/B/A PT FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Gilmarine Corporation, D/B/A PT Financial (Company) is a fully disclosed introducing broker-dealer located in Havre de Grace, Maryland, registered with the Securities and Exchange Commission (SEC), the State Securities Commission of Pennsylvania, and with the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services.

Revenue recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Fixed assets and depreciation

Fixed assets are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of fixed assets is depreciated using the straight-line method over their estimated useful lives.

Depreciation expense for the years ended December 31, 2002 and 2001, amounted to $4,448 and $5,014, respectively.

Income taxes

The Company elected to be treated as an S corporation for income tax purposes. As as a result, all tax liabilities flow through to the stockholder.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates that were used.

GILMARINE CORPORATION
D/B/A PT FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2: NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002 and 2001, the Company had net capital of $22,617 and $55,816, respectively, which exceeded its net capital requirement of $5,000 by $17,617 and $50,816, at December 31, 2002 and 2001, respectively.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company pays a fee for administrative services to a company which is owned by the stockholder of the Company. For the years ended December 31, 2002 and 2001, administrative fees were $171,100 and $78,100, respectively. No amounts were payable at December 31, 2002 and 2001.

The Company leases space from the stockholder on a month to month basis. The amount of rent paid for this space was $2,100 and $2,010, respectively, for the years ended December 31, 2002 and 2001

NOTE 4: OPERATING LEASES

The Company leases an auto under an operating lease.

The minimum future rental payments required under this non-cancelable operating lease as of December 31, 2002 are as follows:

2003	$ 7,908
2004	6,590
Total	$ 14,498

Lease expense for the years ended December 31, 2002 and 2001 was $10,998 and $8,559, respectively, and was included in auto and office expense.

NOTE 5: SIGNIFICANT CONCENTRATIONS

During the years ended December 31, 2002 and 2001, 100% of the Company's revenues were from one investment company.

KAWG&F

40 York Road, Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Gilmarine Corporation, D/B/A PT Financial

We have audited the accompanying financial statements of Gilmarine Corporation, D/B/A PT Financial as of and for the year ended December 31, 2002, and have issued our report thereon dated February 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KAWG+F, P.A.

February 17, 2003
Baltimore, Maryland

Certified Public Accountants and Consultants

26 South Main Street
Bel Air, Maryland 21014
410-838-5717
FAX 410-893-2579

9881 Broken Land Parkway
Suite 105
Columbia, Maryland 21046
410-290-3288
FAX 410-381-7795

201 St. John Street
Suite 1
Havre de Grace, Maryland 21078
410-939-9520
FAX 410-939-9530

2000 L Street, N.W.
Suite 200
Washington, D.C. 20036
202-289-3700
FAX 202-833-3843

GILMARINE CORPORATION
D/B/A PT FINANCIAL
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital		
Stockholder's equity	$	30,287
Deductions		
Non-allowable assets		
Computer equipment - net		7,027
Other assets		643
Net capital	$	22,617
Minimum capital requirements	$	5,000
Excess net capital	$	17,617
Aggregate indebtedness	$	5,656
Ratio of aggregate indebtedness to net capital		0.25 to 1
Reconciliation with Company's computation (Included in Part II of Form X-17a-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	20,906
Audit adjustments - net		1,711
Net capital per above	$	22,617

KAWG&F

40 York Road, Suite 300
Baltimore, Maryland 21204
410-828-CPAS
FAX 410-828-9512
www.kawgf.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLSTRUCTURE REQUIRED BY SECURITIES AND EXCHANGE RULE 17a-5

Board of Directors and Stockholder
Gilmarine Corporation, D/B/A PT Financial

In planning and performing our audit of the financial statements and supplemental schedule of Gilmarine Corporation, D/B/A PT Financial (Company) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors for the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to acheive the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedues are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally

KAWG&F

accepted accounting principles. Rule 17a-5(g) lists additional objectives for the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to a future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknessees under standards established by the American Institute of Certfied Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KAWG+F, P.A.

February 17, 2003
Baltimore, Maryland

GILMARINE CORPORATION
D/B/A PT FINANCIAL
STATEMENT OF EXEMPTIVE PROVISIONS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Gilmarine Corporation, D/B/A PT Financial, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions in Section K-(1) - limited business (mutual funds and/or variable annuities only).